OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD MODIFIES TERMS OF SHARE PURCHASE WARRANTS

Vancouver, BC, Canada –December 17, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has made application to the TSX Venture Exchange (the “Exchange”) to modify the terms of 20,835,800 share purchase warrants (the “Warrants”). The Warrants were issued in connection with a private placement closed by Miranda on December 19, 2012. Each Warrant entitles the holder to purchase one common share of the Company until December 19, 2017.

The original terms of the Warrant required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014 and remain at that price until expiry. Miranda has made application to the Exchange to have the Warrant exercise price remain at $0.375 per common share until expiry.

In addition, the original terms of the Warrant contain an accelerated expiry. If the daily volume weighted average trading price (the “VWAP”) of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days up to December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given. Miranda has made application to the Exchange to have the VWAP remain at $0.50 until expiry.

All other terms of the Warrants will remain the same. If the modifications are approved by the Exchange Miranda will send a notice to all Warrant holders.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.